Exhibit 99.1

Canaan Inc. Secures Large Avalon Miner A1566 Purchase Order From Cipher Mining Technologies Inc.

SINGAPORE, June 6, 2024 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced that it has signed a large purchase agreement (the “Agreement”) with one of the Company’s long-term partners, Cipher Mining Technologies Inc. (NASDAQ: CIFR) (“Cipher”).

According to the Agreement, Cipher Mining has acquired 6,600 units of Canaan’s latest product, the Avalon Miner A1566, which features advanced computing power and power efficiency. The initial order is expected to be delivered in the fourth quarter of 2024. In conjunction with the Agreement, Cipher also secured an option to purchase additional mining machines, which fulfill a total capacity of up to 160 megawatts. This option provides Cipher with the flexibility to scale their operations as needed.

“We are delighted to secure this additional order from our long-term partner, Cipher Mining,” said Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan. “This order not only demonstrates the superior performance of our new A1566 mining machines, which are being recognized by our valued clients, but it also reflects the deep trust built from our past collaborations where we have consistently delivered reliable products and services. Going forward, we will remain focused on providing our clients with advanced products that cater to their evolving needs, supporting their growth and success in the post-halving era.”

Tyler Page, CEO of Cipher Mining Inc., commented, “When Cipher needed to upgrade our most valuable data center at Odessa and plan for our new 300 MW data center in 2025, we turned to Canaan. Between hot environments and frequent curtailment, we demand a lot from our mining equipment, and Canaan has always helped us solve our toughest challenges.”

About Cipher

Cipher is an emerging technology company focused on the development and operation of bitcoin mining data centers. Cipher is dedicated to expanding and strengthening the Bitcoin network's critical infrastructure. Together with its diversely talented team and strategic partnerships, Cipher aims to be a market leader in bitcoin mining growth and innovation. To learn more about Cipher, please visit https://www.ciphermining.com/

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, under the leadership of Mr. Nangeng Zhang, founder and CEO, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin's history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, future product deliveries, as well as Canaan Inc.'s strategic and operational plans, contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company's goals and strategies; the Company’s ability to work with its partners to deliver on its intended timeline; the Company's future business development, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

Investor Relations Contact:

Canaan Inc.

Ms. Xi Zhang

Email: IR@canaan-creative.com

ICR, LLC.

Robin Yang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com